Exhibit 99.1

111, Inc. Announces First Quarter 2026 Unaudited Financial Results

•	Continuing Transition toward a More Asset-Light and Operationally Efficient Business Model

•	Net Revenue of Promotional Products (1) Increased by 70.2% and Gross Profit Rose by 75.0% Year-over-Year

•	Total Marketplace (MP) Service Revenue Increased by 24.7% Year-over-Year

•	Fulfillment Expenses as a Percentage of Revenue Improved by 10 Basis Points Year-over-Year

SHANGHAI, June 4, 2026 /PRNewswire/ – 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights

•	Net revenue amounted to RMB2.4 billion (US$342.4 million), representing a 33.1% decrease from RMB3.5 billion in the prior-year quarter. This decline was primarily attributable to the Company’s ongoing strategic transition toward a more asset-light and operationally efficient business model. As part of this initiative, the Company divested several underperforming subsidiaries last year and further optimized the fulfillment network through expanded warehouse partnership arrangements, enabling the transition to a warehouse partnership model—where recurring commission income will be generated rather than bearing operational and capital burdens. Meanwhile, total marketplace (MP) service revenue increased by 24.7% year-over-year, demonstrating growth of the Company’s marketplace service business and enhanced revenue quality.

•	Net revenue from promotional products amounted to RMB28.9 million, representing 70.2% year-over-year growth, accompanied by a 75.0% increase in gross profit. Furthermore, as of the current quarter, an increasing number of pharmaceutical companies have partnered with 111 to secure general distribution rights for products targeting small and medium-sized chain pharmacies, further strengthening the Company’s capabilities in brand building and market penetration. Among such products, “Cravit” has become the flagship offering, with sales growing from 84,000 boxes to 710,000 boxes year-over-year. This performance underscores the Company’s distinctive marketing expertise and has generated strong momentum for both upstream suppliers and downstream partners.

•	Fulfillment expenses were RMB61.2 million (US$8.9 million), representing a decrease of 34.6% from RMB93.6 million in the prior-year quarter. As a percentage of net revenue, fulfillment expenses improved to 2.6%, compared with 2.7% in the prior-year quarter, reflecting continued enhancement in operational efficiency and disciplined cost management.

(1) Promotional products are the Company’s core promoted pharmaceuticals featuring mainstream positioning and high gross margin.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “During the first quarter of 2026, we continued to execute our strategic transition toward a more asset-light and platform-oriented operating model. The 24.7% year-over-year increase in total marketplace (MP) service revenue demonstrates steady progress of the strategic initiative and underscores our pursuit of high-quality, scalable and operationally efficient growth. Through ongoing SKU expansion, deeper collaboration with major third-party online platforms, and enhanced brand partnership strategies, our revenue of B2C business also achieved positive growth in this quarter.”

“Our promotional products have rapidly penetrated pharmacies nationwide via the 111 digital marketing platform, with the product lineup continuously expanding. Net revenue and gross profit from these products posted explosive year-over-year growth. Meanwhile, we are committed to securing general distribution rights for more pharmaceutical products like “Cravit” to consolidate market standing and maintain steady performance. This has proven to be a highly profitable and scalable business model, positioning us for sustained growth, and I look forward to sharing further progress and achievements in the coming quarters.”

“By optimizing our network and selectively exiting underperforming fulfillment centers, our fulfillment expenses declined by 34.6% year-over-year, outpacing the decrease in revenue. Meanwhile, fulfillment expenses as a percentage of net revenue improved by 10 basis points year-over-year, highlighting our capacity for sustained operational improvement and reflecting our commitment to prudent cost management.”

“Looking ahead, we believe these initiatives are gradually reshaping 111 from a transaction-driven pharmaceutical distributor into a more technology-enabled and intelligent healthcare platform business. We will continue to integrate AI-enabled capabilities across multiple operational scenarios, including intelligent demand forecasting, inventory optimization, fulfillment routing and merchant operation management. More importantly, we are deploying AI agent-based solutions in pharmacies and healthcare service scenarios to help customers better manage day-to-day operations. Leveraging a lean, intelligent operating model, we aim to expand margins, lift profitability and deliver long-term value to stakeholders.”

First Quarter 2026 Financial Results

Net revenue amounted to RMB2.4 billion (US$342.4 million), representing a decrease of 33.1% from RMB3.5 billion in the same quarter of last year, mainly attributable to the strategic optimization.

Gross segment profit (2) was RMB126.0 million (US$18.3 million), representing a year-over-year decrease of 35.4%.

(In thousands RMB)	For the three months ended March 31,
	2025	2026	YoY
B2B Net Revenue
Product	3,457,267	2,282,803	-34.0%
Service	16,971	21,868	28.9%

Sub-Total	3,474,238	2,304,671	-33.7%

Cost of Products Sold (3)	3,288,747	2,186,865	-33.5%

Segment Profit	185,491	117,806	-36.5%
Segment Profit %	5.3%	5.1%

(In thousands RMB)	For the three months ended March 31,
	2025	2026	YoY
B2C Net Revenue
Product	52,312	54,544	4.3%
Service	2,729	2,369	-13.2%

Sub-Total	55,041	56,913	3.4%

Cost of Products Sold	45,437	48,761	7.3%

Segment Profit	9,604	8,152	-15.1%
Segment Profit %	17.4%	14.3%

(2) Gross segment profit represents net revenue less cost of goods sold.

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB2.4 billion (US$345.3 million), representing a decrease of 32.5% from RMB3.5 billion in the same quarter of last year.

•	Cost of products sold was RMB2.2 billion (US$324.1 million), representing a decrease of 32.9% from RMB3.3 billion in the same quarter of last year.

•	Fulfillment expenses were RMB61.2 million (US$8.9 million), representing a decrease of 34.6% from RMB93.6 million in the same quarter of last year. As a percentage of net revenue, fulfillment expenses accounted for 2.6% this quarter, down from 2.7% in the same quarter of last year.

•	Selling and marketing expenses were RMB58.0 million (US$8.4 million), representing a decrease of 14.6% from RMB67.9 million in the same quarter of last year. Excluding the share-based compensation expenses, selling and marketing expenses as a percentage of net revenue accounted for 2.4% in the quarter as compared to 1.9% in the same quarter of last year.

•	General and administrative expenses amounted to RMB12.6 million (US$1.8 million), representing a decrease of 31.1% from RMB18.3 million in the same quarter of last year. Excluding the share-based compensation expenses, general and administrative expenses as a percentage of net revenue accounted for 0.5% this quarter, maintaining the same as last year.

•	Technology expenses were RMB14.4 million (US$2.1 million), representing a decrease of 6.9% from RMB15.5 million in the same quarter of last year. Excluding the share-based compensation expenses, technology expenses as a percentage of net revenue accounted for 0.6% in the quarter as compared to 0.4% in the same quarter of last year.

Loss from operations was RMB20.0 million (US$2.9 million), compared with income from operations of RMB0.1 million in the same quarter of last year.

Non-GAAP loss from operations (4) was RMB18.8 million (US$2.7 million), compared with non-GAAP income from operations of RMB4.3 million in the same quarter of last year.

Net loss was RMB26.8 million (US$3.9 million), compared with RMB7.3 million in the same quarter of last year. As a percentage of net revenue, net loss accounted for 1.1% this quarter as compared to 0.2% in the same quarter of last year.

Non-GAAP net loss (5) was RMB25.7 million (US$3.7 million), compared with RMB3.2 million in the same quarter of last year. As a percentage of net revenue, non-GAAP net loss accounted for 1.1% this quarter as compared to 0.1% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB37.0 million (US$5.4 million), compared with RMB17.6 million in the same quarter of last year. As a percentage of net revenue, net loss attributable to ordinary shareholders accounted for 1.6% this quarter as compared to 0.5% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (6) was RMB35.9 million (US$5.2 million), compared with RMB13.5 million in the same quarter of last year. As a percentage of net revenue, non-GAAP net loss attributable to ordinary shareholders accounted for 1.5% this quarter as compared to 0.4% in the same quarter of last year.

(4) Non-GAAP income (loss) from operations represents income (loss) from operations excluding share-based compensation expenses.

(5) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the first quarter 2026, non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(6) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of March 31, 2026, the Company held cash and cash equivalents, restricted cash and short-term investments totaling RMB396.6 million (US$57.5 million), compared to RMB611.3 million as of December 31, 2025. Amount of RMB0.95 billion has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors of 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed in the Company’s annual report. To date, 111 had repaid approximately RMB282.2 million to all investors in 1 Pharmacy Technology as a result of the holders exercising their redemption rights. Following further discussions, investors representing 60.3% of the total outstanding principal amount have agreed to further restructure the redemption obligation at extended periods, if the holders exercise their redemption rights. For further details on the terms of 111’s arrangements with these investors, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2025.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income from operations as income from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	510,967	346,203	50,189
Restricted cash	50,337	30,383	4,405
Short-term investments	50,031	20,013	2,901
Accounts receivable, net	259,686	188,963	27,394
Notes receivable	58,617	74,349	10,778
Inventories	998,465	1,016,460	147,356
Prepayments and other current assets	196,756	185,383	26,875
Total current assets	2,124,859	1,861,754	269,898
Property and equipment, net	21,108	21,211	3,075
Intangible assets, net	868	788	114
Other non-current assets	9,285	9,345	1,355
Operating lease right-of-use assets	44,122	41,729	6,049
Total assets	2,200,242	1,934,827	280,491

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	187,631	257,631	37,349
Accounts payable	1,282,368	1,212,511	175,777
Accrued expense and other current liabilities	483,676	248,060	35,961
Total current liabilities	1,953,675	1,718,202	249,087
Long-term operating lease liabilities	29,965	26,310	3,814
Other non-current liabilities	2,181	2,181	316
Total liabilities	1,985,821	1,746,693	253,217

MEZZANINE EQUITY
Redeemable non-controlling interests	935,917	946,924	137,275

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	34	34	5
Ordinary shares Class B	25	25	4
Treasury shares	(5,887)	(5,887)	(853)
Additional paid-in capital	3,181,343	3,182,470	461,361
Accumulated deficit	(3,950,384)	(3,987,425)	(578,055)
Accumulated other comprehensive income	72,635	72,015	10,440
Total shareholders' deficit	(702,234)	(738,768)	(107,098)
Non-controlling interest	(19,262)	(20,022)	(2,903)
Total deficit	(721,496)	(758,790)	(110,001)
Total liabilities, mezzanine equity and deficit	2,200,242	1,934,827	280,491

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues	3,529,279	2,361,584	342,358
Operating costs and expenses:
Cost of products sold	(3,334,184)	(2,235,626)	(324,098)
Fulfillment expenses	(93,566)	(61,224)	(8,876)
Selling and marketing expenses	(67,908)	(58,024)	(8,412)
General and administrative expenses	(18,341)	(12,636)	(1,832)
Technology expenses	(15,459)	(14,386)	(2,086)
Other operating income	324	346	50
Total operating costs and expenses	(3,529,134)	(2,381,550)	(345,254)
Income (Loss) from operations	145	(19,966)	(2,896)
Interest income	1,254	733	106
Interest expense	(8,732)	(7,858)	(1,139)
Foreign exchange gain	42	275	40
Other income, net	—	21	3
Loss before income taxes	(7,291)	(26,795)	(3,886)
Income tax expense	(16)	—	—
Net loss	(7,307)	(26,795)	(3,886)
Net loss attributable to non-controlling interest	1,745	761	110
Net loss attributable to redeemable non-controlling interest	445	1,672	242
Adjustment attributable to redeemable non-controlling interest	(12,532)	(12,679)	(1,838)
Net loss attributable to ordinary shareholders	(17,649)	(37,041)	(5,372)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	—	116	17
Realized gains of available-for-sale debt securities	—	(134)	(19)
Foreign currency translation adjustments	(80)	(602)	(87)
Comprehensive loss	(17,729)	(37,661)	(5,461)
Loss per ADS:
Basic and diluted	(2.00)	(4.20)	(0.60)
Weighted average number of shares used in computation of loss per share
Basic and diluted	173,119,578	175,898,056	175,898,056

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$

Net cash provided by (used in) operating activities	112,599	(91,722)	(13,297)
Net cash (used in) provided by investing activities	(1,088)	29,350	4,256
Net cash (used in) provided by financing activities	(72,981)	(122,025)	(17,690)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(30)	(321)	(47)
Net increase (decrease) in cash and cash equivalents, and restricted cash	38,500	(184,718)	(26,778)
Cash and cash equivalents, and restricted cash at the beginning of the period	518,332	561,304	81,372
Cash and cash equivalents, and restricted cash at the end of the period	556,832	376,586	54,594

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$

Income (loss) from operations	145	(19,966)	(2,896)
Add: Share-based compensation expenses	4,115	1,127	163
Non-GAAP income (loss) from operations	4,260	(18,839)	(2,733)

Net loss	(7,307)	(26,795)	(3,886)
Add: Share-based compensation expenses, net of tax	4,115	1,127	163
Non-GAAP net loss	(3,192)	(25,668)	(3,723)

Net loss attributable to ordinary shareholders	(17,649)	(37,041)	(5,372)
Add: Share-based compensation expenses, net of tax	4,115	1,127	163
Non-GAAP net loss attributable to ordinary shareholders	(13,534)	(35,914)	(5,209)

Loss per ADS (7): Basic and diluted	(2.00)	(4.20)	(0.60)
Add: Share-based compensation expenses per ADS (7), net of tax	0.40	0.20	0.00
Non-GAAP loss per ADS (7)	(1.60)	(4.00)	(0.60)

(7) Every one ADS represents twenty Class A ordinary shares.